Ceasing Control of Credit Suisse Commodity Return Strategy Class A As of October 31, 2010, American Enterprise Investment Svc ("Shareholder") owned 34,410,422.107 shares of the Fund, which represented 44.43% of the outstanding shares. As of April 30, 2010, Shareholder owned 0 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.

Obtaining Control of Credit Suisse Commodity Return Strategy
Portfolio Trust Class
As of April 30, 2011, IDS Life Insurance Co. ("Shareholder") owned 0 shares of the Fund, which represented less than 25% of the Fund. As of June 30, 2011, Shareholder owned 15,946,488.310 shares of the Fund, which represented 90.8%% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.